[LOGO]
KOOR INDUSTRIES LTD.
--------------------------------------------------------------------------------
                                                         OFFICE OF LEGAL COUNSEL
                                                         TELRAD BUILDING
                                                         14 HAMELACHA ST.
                                                         PARK AFEK,ROSH HA'AYIN
                                                         ISRAEL 48091
                                                         TEL.:972-3-9008420
                                                         FAX.:972-3-9008425

                                                         15 May 2003


The Securities Authority The Tel Aviv Stock Exchange  The Registrar of Companies
22 Kanfei Nesharim St.   54 Ahad Ha'am St.            97 Yafo St.
Jerusalem 95464          Tel Aviv 65202               Jerusalem 91007
---------------          --------------               ---------------
Fax: 02-6513940          Fax: 03-5105379
---------------          ---------------

Dear Sirs,


RE:   IMMEDIATE REPORT (NO.07/2003)
      KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "KOOR" or "THE COMPANY") hereby announces as follows:

1. Early this morning, the Company has published in the United States a press release regarding the following matter:

     o    ECI Telecom Ltd's financial results for the first quarter of 2003.

2.   Attached please find the press release.



                                     Yours Sincerely,


                                     Shlomo Heller, Adv.
                                       Legal Counsel

KOOR INDUSTRIES' HOLDING ECI TELECOM LTD. ANNOUNCES FIRST QUARTER 2003 RESULTS

TEL AVIV, ISRAEL - May 14, 2003 - Koor Industries Ltd. (NYSE:KOR), a leading prominent Israeli investment holding company, announced today that ECI Telecom (NASDAQ:ECIL), a company of which Koor holds approx. 31%, has released its consolidated results of operations for the first quarter ended March 31, 2003.

Following please find ECI Telecom`s full press release.

ECI TELECOM  ANNOUNCES FIRST QUARTER 2003 RESULTS

PETAH TIKVA, ISRAEL, May 14, 2003, ECI Telecom Ltd. (Nasdaq:ECIL) today announced consolidated results of operations for the first quarter ended March 31, 2003.

Revenues for the first quarter of 2003 were $118.7 million compared to $149.2 million in the fourth quarter of 2002 and $175.4 million recorded in the first quarter of 2002. Gross profit was $48.7 million, or 41.0% of revenues, compared to gross profit of $67.0 million or 44.9% in the fourth quarter of 2002 and $64.0 million, or 36.5% of revenues in the first quarter of 2002. Operating expenses were $54.2 million compared to $69.9 million in the fourth quarter of 2002 and $68.6 million in the first quarter of last year. The operating loss for the first quarter of 2003 was $5.6 million compared to an operating loss of $2.9 million in the fourth quarter of 2002 and $4.6 million in the first quarter of last year. The net loss was $7.8 million, or $0.07 per share compared to a net loss of $7.0 million or $0.06 per share in the fourth quarter of 2002 and a net loss of $52.1 million, or $0.52 per share for the first quarter of last year.

First quarter 2003 results include a loss from discontinued operations of $2.1 million, while first quarter 2002 results include a $51.4 million loss from discontinued operations, impairment of related goodwill, and the cumulative effect of an accounting change, net of tax. Fourth quarter 2002 results include a $1.5 million provision for impairment of assets and a $2.3 million loss from discontinued operations.

During the quarter, the Company continued to generate positive cash flow from operations. At the end of the quarter, cash, cash equivalents, short-term investments and deposits exceeded bank debt by $150 million compared to $133 million at the end of the fourth quarter. Inventories and trade receivables declined and the Company repaid another $47 million of bank debt included as short term bank debt on our balance sheet.

The INOVIA BROADBAND ACCESS DIVISION recorded revenues of $50.8 million compared to $52.0 million in the fourth quarter of 2002 and $67.5 million in the first quarter of last year. Operating income rose to $5.6 million compared to $1.8 million in the fourth quarter of last year and $0.3 million in the first quarter of last year due to improved gross margins as well as lower operating expenses. The Division started a pilot project for fiber to the curb at a major European carrier and received an initial order from a large Latin American Carrier. It also began commercial deployment of its miniRAM, small footprint DSLAM.

The LIGHTSCAPE OPTICAL NETWORK DIVISION (which includes Enavis) recorded revenues of $42.4 million compared to $51.7 million in the fourth quarter of last year and $64.0 million in the first quarter of last year. The operating loss was $6.3 million compared to an operating loss of $8.6 million in the fourth quarter of 2002 and an operating loss of $2.2 million in the first quarter last year. The Division's results reflect the continuing weakness in the optical networks market. During the quarter the Division was awarded a $5.7 million contract from Globe Telecom in the Philippines. The contract is noteworthy in that it includes both the XDM and the T::DAX platforms. The Division also received follow-on orders from a North American carrier whose initial order was received in the fourth quarter of 2002. Lightscape Optical Networks Division is shipping version 3 of the XDM MSPP which includes Gigabit Ethernet interfaces and enhanced SONET support.

Other Businesses
ECTEL (NASDAQ: ECTX), in which ECI held a 59% stake as of March 31, 2003, reported first quarter results on April 30, 2003. ECtel reported revenues of $15.2 million compared to $24.1 million in the fourth quarter of 2002 and $23.1 million in the first quarter of 2002. Its net loss was $3.8 million compared to a net profit of $4.4 million in the fourth quarter of 2002 and $4.1 million for the first quarter of last year. ECtel experienced a significant decline in revenues particularly in Asia as well as generally in the government sector. ECtel stated its belief that uncertain geopolitical conditions during the quarter contributed to the decline. SALES TO Veraz Networks TOTALED $8.7 MILLION. AS PREVIOUSLY ANNOUNCED, ECI'S NGTS SUBSIDIARY WAS SPUN OFF ON DECEMBER 31, 2002 AND COMBINED WITH NEXVERSE NETWORKS TO FORM PRIVATELY HELD VERAZ NETWORKS OF WHICH ECI HOLDS 43%. ECI MANUFACTURES AND SELLS DCME (DIGITAL CIRCUIT MULTIPLICATION EQUIPMENT) AND VOICE OVER IP PRODUCTS TO VERAZ FOR RESALE.

Just after the close of the quarter, ECI reported that it had completed the sale of its InnoWave subsidiary to Alvarion Networks for total consideration of over $20 million. InnoWave's results are included this quarter for the last time and shown as "discontinued operations."

Commenting, Doron Inbar, President and CEO said, "Revenues from our core businesses were in line with our expectations, despite the continuing weakness in the telecommunications industry. We were particularly pleased with the results at our Inovia Broadband Access Division which was able to record strong operating profits as a result of improved gross margins and reduced operating expenses. These improvements compensated somewhat for the shortfall at ECtel. Our total revenues were also affected by the impact of the previously described spinoff of our NGTS subsidiary which combined with NexVerse to form Veraz Networks.

"We have achieved our target of exiting non-core activities and are now clearly focused on our two primary business areas: Broadband Access and Optical Networks, two areas which we believe hold strong long term potential for us. We continue to maintain a strategy of financial prudence as we reduce operating expenses and continue to generate positive cash flow. At the same time, an important part of our strategy is our continued investments in R&D and the expansion of our market presence. We believe these investments will allow us to emerge from the industry crisis as a stronger and better positioned Company."

Separately, ECI announced today that Shlomo Dovrat has been named Chairman of the Board of ECI, replacing David Ball who is stepping down. David Ball will remain an advisor to the Board. Krish Prabhu has been named Vice Chairman of the Board.

A conference call to discuss ECI Telecom's results will take place on Thursday, May 15th at 8:30am EST.

To  access  the  conference  call,  please  dial one of the  following  numbers:
US:(888)  428-4473,  International:  (612)  338-9017,  Israel:  1800-260-789  or
03-9255910.

A replay option will be available after the conference call, from 12:00 pm EST on May 15th, 2003, through May 22nd, 2003, at 11:59pm EST.

Replay numbers: US: (800)-475-6701,  Int.  +320-365-3844.  Access code for both:
683817. Israel: 03-9255951.

A webcast of the conference call can be accessed on the ECI Telecom web site at www.ecitele.com.
                                       3

ABOUT ECI TELECOM
ECI Telecom provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the slowdown in expenditures by telecom service providers, the ability to return to profitability, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, as well as risks related to operations in Israel, fluctuations in quarterly and annual results of operations and other risks detailed in the Company's filings with the Securities and Exchange Commission.

ABOUT KOOR INDUSTRIES
Koor Industries Ltd. is one of Israel`s largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom (NASDAQ:ECIL), Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel`s major defense electronics companies through the Elisra Defense Group. Koor also holds the controlling stake in Makhteshim Agan Industries (TASE:MAIN), a world leading generic agrochemical manufacturer. Koor Industries, through Koor Corporate Venture Capital, invests in early stage high growth Israeli companies in the areas of telecommunications technologies, semiconductors, enterprise software and Life Sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

FOR FURTHER INFORMATION, PLEASE CONTACT:

Yuval  Yanai -  Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com

                                    TABLE - 1
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                 GAAP REPORTED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share figures)


                                                                    Three Months
                                            Three Months Ended         Ended
                                                  March 31,         December 31,
                                          -----------------------   ------------
                                             2003         2002          2002
                                          ----------   ----------   ------------
Revenues                                    $118,671     $175,409       $149,203
Cost of revenues                              69,242      108,315         79,850
Royalties to the government of Israel            775        3,124          2,334
                                          ----------   ----------   ------------
Gross profit                                  48,654       63,970         67,019
Research and development costs, net           19,472       24,731         23,582
Selling and marketing expenses                21,793       28,734         29,739
General and administrative expenses           12,179       14,696         14,625
Amortization of acquisition-related
 intangible assets                               792          440            440
Impairment of assets                               -            -          1,525
                                          ----------   ----------   ------------
Operating loss                               (5,582)      (4,631)        (2,892)
Financial income (expenses), net               (441)          942          1,010
Other income (expenses), net                   (234)       10,481          (692)
                                          ----------   ----------    -----------
Income (loss) from continued operations
 before taxes on income                      (6,257)        6,792        (2,574)
Taxes on income                                (597)      (4,556)          (153)
                                          ----------   ----------   ------------
Income (loss) from continued operations
 after taxes on income                       (6,854)        2,236        (2,727)
Company's equity in results of
 investee companies - net                    (1,061)        (800)        (1,129)
Minority interest in results of
 subsidiaries - net                            2,229      (1,518)          (841)
                                          ----------   ----------   ------------
Loss from continued operations               (5,686)         (82)        (4,697)

Loss on discontinued operations,
including impairment of related goodwill,
net of tax                                   (2,120)     (51,438)        (2,318)
Cumulative effect of an accounting
change, net                                        -        (550)              -
                                          ----------   ----------   ------------
Net Loss                                     (7,806)     (52,070)        (7,015)
                                          ==========   ==========    ===========


BASIC AND DILUTED LOSS PER SHARE
Continuing operations                        $(0.05)      $(0.00)        $(0.04)
Discontinued operations                      $(0.02)      $(0.51)        $(0.02)
Cumulative effect of an accounting change          -      $(0.01)              -
                                          ----------   ----------   ------------
                                             $(0.07)      $(0.52)        $(0.06)
                                          ==========   ==========   ============

Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands           107,585      100,430        107,372
                                          ==========   ==========   ============

                                    TABLE - 2
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                    GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                     March 31,      December 31,
                                                       2003            2002
                                                   -------------   -------------
ASSETS
Current Assets
--------------
Cash and cash equivalents                                310,657         356,649
Short-term investments                                    17,367           6,840
Trade Receivables                                        196,993         207,315
Other receivables and prepaid expenses                    28,145          28,543
Assets- discontinued operations                           17,357          20,648
Recoverable costs and estimated
 earnings, not yet billed                                 13,514          13,690
Inventories                                              144,084         149,747
                                                      ----------    ------------
Total current assets                                     728,117         783,432
                                                      ----------    ------------
Long-term receivables, investments and long-term
deposits -net of current maturities                      175,902         175,158
                                                      ----------    ------------
Property, plant and equipment                            133,601         138,587
                                                      ----------    ------------
Software development costs, net                           18,959          20,082
                                                      ----------    ------------
Other assets                                              37,601          37,840
                                                      ----------    ------------
                                                      ----------    ------------
TOTAL ASSETS                                           1,094,180       1,155,099
                                                      ==========    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
-------------------
Short-term bank loans                                    183,185         230,012
Trade payables                                            49,167          41,221
Other payables and accrued liabilities                   124,195         133,826
Liabilities- discontinued operations                       8,857          12,148
                                                      ----------    ------------
Total current liabilities                                365,404         417,207
                                                      ----------    ------------

Long-term liabilities
---------------------
Other liabilities                                          8,273           8,379
Liability for employee severance benefits - net           25,602          26,357
                                                      ----------    ------------
Total long-term liabilities                               33,875          34,736
                                                      ----------    ------------
Minority Interest                                         54,598          56,756
                                                      ----------    ------------
Shareholders' equity
--------------------
Share capital                                              6,156           6,152
Capital surplus                                          658,756         658,425
Accumulated other
 comprehensive income                                      (458)         (1,832)
Retained earnings                                       (24,151)        (16,345)
                                                      ----------    ------------
Total shareholders' equity                               640,303         646,400
                                                      ----------    ------------
                                                      ----------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             1,094,180       1,155,099
                                                      ==========    ============